EXHIBIT 99.1

Student Transportation Inc. Adds New Chief Growth Officer

Thomas Kominsky to Spearhead Growth in Non-Asset Businesses

WALL, N.J., June 22, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB) announced today the appointment of Thomas Kominsky in the role of Chief Growth Officer for the company. Mr. Kominsky most recently was the Director of Industrials Investment Banking and Sector Head for Transportation and Logistics at BMO Capital Markets in Chicago where he has held various positions since 2007. He has been active in helping his clients grow organically and acquisitively throughout his investment banking career. He also served as Vice President of Mergers and Acquisitions and provided strategic and financial advisory services to many of the bank's clients and assisted them in growing their non-asset and asset-based logistics and transportation businesses.

At STI, Mr. Kominsky will initially concentrate on leveraging STI's core competencies to develop new business strategies and integrate sales programs for the company's new non-asset group of businesses including the company's new management and consulting services unit, Transportation Sector Consultants (TSC), its soon to be launched joint venture of online driver training modules through a cost effective and easy to use Learning Management System (LMS) and rapidly expanding its innovative SafeStop™ mobile application developed for parents throughout the United States and Canada.

"Tom will be a key part of the STI senior management team and a tremendous resource with his background in growing businesses, corporate banking, capital markets and strategic planning," stated Denis J. Gallagher, Chairman and CEO of STI. "He brings an enormous amount of discipline, energy, expertise and financial systems management to STI. He has been working with our CFO Pat Walker and me as part of our external investment banking team for the last four years and knows our company well. Developing the teams and marketing strategies to sign up school districts and other customers for our Safe Stop™ app and our TSC Partners Program will be an immediate first target. There are huge opportunities in both the core contracted business as well as these new businesses to leverage relationships we have developed over the years. We welcome Tom to the STI Family and are excited to have him on board to help foster new business growth within the Company."

Mr. Kominsky is a graduate of DePauw University in Indiana and received his MBA from the Kellogg School of Management at Northwestern University. He will be based out of STI's Innovation and Technology Group office in Charleston, South Carolina.

Profile

Founded in 1997, Student Transportation Inc. is North America's most trusted provider of school bus transportation and management services, operating more than 12,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Doug Coupe
         Director of Communications & Investor Relations
         dcoupe@ridesta.com
         843-884-2720